

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2022

Kevin Morris
Chief Financial Officer
Graze, Inc.
1438 9th Street
Santa Monica, CA 90401

> **Re: Graze, Inc.**
> **Offering Statement on Form 1-A**
> **Filed September 1, 2022**
> **File No. 024-11982**

Dear Mr. Morris:

We have reviewed your offering statement and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Cover Page

1. Revise your cover page to disclose that investors will be required to subscribe to the Offering via the third-party platform managed by Wax, Inc. and agree to the terms of the Offering and the subscription agreement. Your disclosure should state whether any fees will be paid by investors to use Wax, Inc.

General

2. Please expand your biographical disclosures regarding James Jordan, Kevin Morris and Ray Anderson to address their connection with Nommi, Inc. and any other companies for which they currently serve as officers or directors. Include a risk factor that addresses any conflicts of interest that these officers or employees have as a result of holding key positions in several companies simultaneously and indicate the average number of hours per week or month each person works or is anticipated to work. Refer to Item 10 of Form

1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Stephenson, Esq.